
May 25, 2012

Via Email
Cameron Reynolds
President and Chief Executive Officer
VolitionRX Limited
150 Orchard Road
Orchard Plaza 08-02
Singapore 238841

  Re: **VolitionRX Limited**
    Amendment to Form 8-K
    Filed May 8, 2012
    File No. 000-30402

Dear Mr. Reynolds:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed May 8, 2012

Executive Compensation, page 50

1. We note your response to prior comment two from our letter dated April 24, 2012. However, in reviewing your document, we continue to note arrangements that suggest indirect compensation may be paid or payable to your named executive officers. For example we note the obligation on page 25 to pay consultancy fees to PB Commodities for Mr. Reynolds' services. In addition, we note that Mr. Reynolds founded Mining House, that Mining House does not provide services to companies other than Singapore Volition and that Mr. Roosevert performs services on behalf of mining house. Please note that Item 402 of Regulation S-K covers transactions with third parties where the purpose of the transaction is to furnish compensation to the named executive officer,

directly or indirectly. Please revise your disclosure accordingly. Similarly revise the Form 10-K.

Management's Discussion and Analysis, page 36

2.   We note the disclosure on page 36 that you have received subscriptions totaling $644,250 during 2012 for the private sale of your securities. Please reconcile with your response to Item 2 of Form 10-Q for the period ended March 31, 2012. In this respect it is unclear where the information responsive to Item 701 of Regulation S-K was previously disclosed for these transactions. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director